                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

     /X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2001

     / /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File number 1-3247

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              CORNING CABLE SYSTEMS
                                 INVESTMENT PLAN

                                 489 Siecor Park
                                  P. O. Box 489
                             Hickory, NC 28603-0489

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              CORNING INCORPORATED
                              ONE RIVERFRONT PLAZA
                                CORNING, NY 14831

Documents filed as part of this report:

     (a)  Index to financial statements filed as part of this report:

          The Statements of Net Assets Available for Benefits as at December 31, 2001 and 2000, the Statements of Changes in Net Assets Available for Benefits years ended December 31, 2001 and 2000 and supplementary information, together with the report thereon of PricewaterhouseCoopers LLP dated May 10, 2002, except for the last paragraph of Note 3 as to which the date is June 14, 2002. The required financial statement schedules are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

     (b) Exhibits - The consent of PricewaterhouseCoopers LLP is attached hereto as Exhibit 23.1

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Corning Cable Systems Investment Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            CORNING CABLE SYSTEMS
                                            INVESTMENT PLAN

                                            By: /s/ Deborah G. Lauper
                                                ----------------------
                                            Deborah G. Lauper
                                            Member
                                            Corning Cable Systems
                                            Investment Plan Committee

Date: June 28, 2002

CORNING CABLE SYSTEMS
INVESTMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2001 AND 2000

CORNING CABLE SYSTEMS INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2001 AND 2000

                                                                             PAGE

Report of Independent Accountants                                              1

Financial Statements:

     Statements of Net Assets Available for Benefits
     December 31, 2001 and 2000                                                2

     Statements of Changes in Net Assets Available for Benefits
     Years Ended December 31, 2001 and 2000                                    3

     Notes to Financial Statements                                           4 - 9

Supplemental Schedules:

     Schedule of Assets (Held at End of Year)
     December 31, 2001                                                        10

     Schedule of Reportable Transactions
     Year Ended December 31, 2001                                             11

Note: Other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Corning Cable Systems Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of the Corning Cable Systems Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2001 and the Schedule of Reportable Transactions for the year ended December 31, 2001 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Charlotte, North Carolina
May 10, 2002, except for the last paragraph of
 Note 3, as to which the date is June 14, 2002

CORNING CABLE SYSTEMS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

                                                     2001               2000
                  ASSETS
Investment in Master Trust (Note 7)              $ 12,842,153       $ 11,735,065
Investments, at fair value (Notes 2, 3 and 4)      58,440,851        127,626,807
                                                 ------------       ------------
       Total investments                           71,283,004        139,361,872

Receivables:
  Participants' contributions                         420,165            124,324
  Employer contributions, net of forfeitures          121,368             85,038
                                                 ------------       ------------
       Net assets available for benefits         $ 71,824,537       $139,571,234
                                                 ============       ============

   The accompanying notes are an integral part of these financial statements.

CORNING CABLE SYSTEMS INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                               2001                2000
ADDITIONS (DEDUCTIONS):
  Additions (deductions) to net assets attributed to:
    Investment income:
      Net appreciation (depreciation) in fair value of investments       $   (80,313,488)     $   7,750,459
      Interest and dividend income                                               628,225          1,484,729
      Interest from participant loans                                            502,644            475,603
    Equity in earnings of master trust                                           735,194            822,699

    Contributions:
      Participant                                                             11,929,754         12,446,005
      Employer                                                                 3,895,811          3,728,905
                                                                         ---------------      -------------
         Total additions (deductions)                                        (62,621,860)        26,708,400
                                                                         ---------------      -------------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants                                             (5,367,527)       (11,227,744)
                                                                         ---------------      -------------
         Total deductions                                                     (5,367,527)       (11,227,744)
                                                                         ---------------      -------------

Transfers into the Plan (Note 2)                                                 242,690                  -
                                                                         ---------------      -------------
         Net increase (decrease)                                             (67,746,697)        15,480,656

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                          139,571,234        124,090,578
                                                                         ---------------      -------------
  End of year                                                            $    71,824,537      $ 139,571,234
                                                                         ===============      =============

   The accompanying notes are an integral part of these financial statements.

CORNING CABLE SYSTEMS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1.   ORGANIZATION AND DESCRIPTION OF THE PLAN

     The following brief description of the Corning Cable Systems Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. CCS Holdings, the Plan sponsor (the "Company"), formerly Corning Cable Systems, is a corporation 100% owned by Corning Incorporated ("Corning").

     GENERAL
     The Plan is a defined contribution plan covering substantially all full-time U.S. employees of the Company who have at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Corning Cable Systems Investment Plan Advisory Committee (the "Committee").

     Putnam Mutual Funds Corp. (the "Trustee") serves as trustee of the Plan assets, excluding the Corning Stock Fund, for which Reliance Trust Company serves as trustee.

     CONTRIBUTIONS
     Participants may contribute from 1% to 12% of their eligible covered compensation on a before-tax or after-tax basis; however, pretax contributions cannot exceed $10,500 in both 2001 and 2000 due to tax regulations. The Company matches 50% of the first 5% of participant salary contributed for employees with less than 19 years of service, 75% of the first 5% for employees with 19 years of service (but less than 24 years of service) and 100% of the first 5% for employees with 24 or more years of service.

     Participants may elect to have their contributions invested in the investment options provided by the Committee. The investment options include mutual funds and the Corning Stock Fund. All Company matching funds are invested in the Corning Stock Fund, which invests solely in Corning Inc. stock. Upon enrollment in the Plan, a participant may direct contributions in 10 percent increments in any of the available investment options.

     PARTICIPANT ACCOUNTS
     Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings. Allocations are based on participants' vested and unvested account balances.

     VESTING PROVISIONS
     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant begins vesting after 3 years of credited service at 20% per year and is fully vested after 7 years of credited service.

     PARTICIPANT LOANS
     Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime rate stated in THE WALL STREET JOURNAL plus 1%. Principal and interest are generally paid through direct, after-tax payroll deductions.

CORNING CABLE SYSTEMS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

     PAYMENT OF BENEFITS
     Distributions are made upon retirement, or in the event of a participant's total and permanent disability, death or other termination of employment. A participant, with the consent of the Committee, can elect to receive distributions in a lump sum payment, equal to the value of the participant's vested interest, or in installments. The Plan also provides for withdrawals by participants prior to termination.

     PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The more significant accounting principles and practices of the Plan are summarized as follows:

     METHOD OF ACCOUNTING
     The Plan's financial statements are prepared on the accrual basis of accounting.

     INVESTMENTS
     The Plan's investments in the Corning Stock Fund and mutual funds are stated at fair value based on quoted market prices in an active market less administrative expenses deducted directly from the funds as described below. The Stable Value Fund is stated at fair value as determined by the Trustee in the absence of readily ascertainable market values. Because of the inherent uncertainty of the valuation, those estimated values may differ from the values that would have been used had a ready market value for the securities existed. Some of these differences may be significant. Investments in guaranteed investment contracts held by the Stable Value Fund are valued at contract value, which represents contributions made under the contract plus interest at the guaranteed rate, which approximates fair value.

     The Trustee includes dividends and interest earned by the Plan's investment funds directly in the funds' net asset values. Such earnings are reflected in the financial statements as interest and dividend income.

     CONTRIBUTIONS
     Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

     EARNINGS ALLOCATION
     Each participant's account is credited with an allocation of the earnings of the funds in which the participant has directed investments on a daily basis.

     FORFEITURES
     At December 31, 2001 and 2000, forfeited, nonvested accounts totaled approximately $292,000 and $45,000, respectively. These accounts are invested in the Stable Value Fund until used to offset the Company's matching contributions. The employer contributions were reduced by $124,651 and $264,551 in 2001 and 2000, respectively.

     ADMINISTRATIVE EXPENSES
     All administrative expenses incurred by the Plan are paid for by the Company.

CORNING CABLE SYSTEMS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

     EQUITY IN EARNINGS OF MASTER TRUST
     Investment income, the difference between proceeds received and the cost of investments sold and the changes in the difference between fair value and the cost of investments, is reflected in the statement of changes in net assets available for plan benefits as equity in earnings of master trust. Such amounts are allocated to each participating plan based on its percentage of the master trust assets held at the time the investment income is recorded.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF ASSETS
     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on these investments.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the Plan's net assets during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES
     The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

     RECLASSIFICATIONS
     Certain prior year amounts have been reclassified to conform with the current presentation.

     TRANSFERS INTO THE PLAN
     In 2000, CCS Holdings, the Plan sponsor, acquired Omega One Communications. On January 1, 2001, the deferred contribution retirement plans of the Company and Omega One were merged. As a result, all participants of the Omega One defined contribution retirement plan became participants in the Plan. Net assets in the amount of $242,690 were transferred into the Plan.

3.   INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets at December 31:

                                                      2001            2000
     Stable Value Fund (Note 7)                  $ 12,842,153    $ 11,735,064
     Corning Stock Fund                            20,733,054      84,981,274
     Putnam S&P 500 Index Fund                     12,967,830      14,940,625
     Putnam Fund for Growth and Income              7,171,349       7,992,236
     Loans to participants                          5,316,775       6,847,294

     A portion of the Corning Stock Fund is nonparticipant-directed (see Notes 1 and 4).

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                         2001
     Common stock                                   $ (75,887,377)
     Mutual funds                                      (4,426,111)
                                                    -------------
                                                    $ (80,313,488)
                                                    =============

     The Corning Stock Fund consists exclusively of shares of Corning Inc. As of December 31, 2001, the fair market value of one Corning Inc. share amounted to $8.92. The number and aggregate fair

CORNING CABLE SYSTEMS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

     market value of shares held by the Corning Stock Fund as of December 31, 2001 amounted to 2,324,333 and $20,733,054, respectively. During the period between January 1, 2002 and June 14, 2002, the fair market value of Corning, Inc. stock has decreased to $3.89. The number and aggregate fair market value of shares held by the Corning Stock Fund as of June 14, 2002 amounted to 2,745,888 and $10,681,504.

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Nonparticipant-directed investments relate to the employer matching contributions to the Corning Stock Fund. Information about the net assets and the significant components of the changes in net assets relating to these nonparticipant-directed investments, is as follows:

                                                                DECEMBER 31,
                                                     -------------------------------
                                                         2001               2000
     Net assets:
       Corning Stock Fund                            $ 16,886,010       $ 57,521,748

                                                          YEAR ENDED DECEMBER 31,
                                                     -------------------------------
                                                         2001               2000
     Changes in net assets:
       Net appreciation (depreciation)               $(42,583,963)      $ 11,630,259
       Contributions                                    3,736,343          3,379,360
       Transfers (to) from other funds                   (456,682)         1,499,999
       Benefits paid directly to participants          (1,703,817)        (5,493,905)
       Loans                                              372,381         (1,234,840)
                                                     ------------       ------------
                                                     $(40,635,738)      $  9,780,873
                                                     ============       ============

5.   INCOME TAX BASIS

     The Company has filed with the Internal Revenue Service for exemption from federal income taxes under Section 401(a) of the Internal Revenue Code and has received a favorable determination. Accordingly, no provision for income taxes has been made in the accompanying financial statements. Income of the Plan is taxable to participants only upon distribution. The Company has asserted the Plan has been and continues to be operated in accordance with all applicable provisions of the Internal Revenue Code and ERISA.

6.   RELATED PARTY TRANSACTIONS

     Certain plan investments are shares of mutual funds managed by Putnam Mutual Funds Corp. Putnam Mutual Funds Corp. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.   MASTER TRUST

     The Stable Value Fund is a master trust that pools assets from the Plan and the Corning Cable Systems Retirement Plan. Stable Value Fund investments and related investment income represent the Plan's pro rata interest in the fair value and income of the net assets of the master trust to the Plan as determined by the Trustee (18.7548% and 19.0252% at December 31, 2001 and 2000, respectively). The Trustee allocates the net assets and income of the master trust to the Plan based on the Plan's average daily balance compared to the average daily balance of the master trust as adjusted by contributions, benefit payments and earnings related specifically to the operation of the Plan.

     As discussed in Note 2, a portion of the assets of the Stable Value Fund are invested in guaranteed investment contracts with various insurance companies. The contracts are included in the financial statements at contract value, which equals fair value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract values for credit risk of the contract issuers or otherwise. The average yields and crediting interest rates for 2001 ranged from 5.3% to 7.4%. The crediting interest rate is based on all the contracts in the Stable Value Fund.

CORNING CABLE SYSTEMS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

     The following table presents the fair value of the master trust's investments at December 31, 2001 and 2000, respectively.

                                                          2001               2000
     Investments at estimated fair value:
       Fixed income investments                       $  9,470,919       $  7,880,882

     Investments at contract value:
       Guaranteed investment contracts                  59,002,885         53,800,870
                                                      ------------       ------------
             Total master trust investments           $ 68,473,804       $ 61,681,752
                                                      ============       ============

     The following table presents the investment income of the master trust for years ended December 31, 2001 and 2000, respectively:

                                                          2001               2000
     Investment income:
       Fixed income investments                       $    524,653       $    475,386
       Guaranteed investment contracts                   3,317,278          3,698,547
                                                      ------------       ------------
             Net appreciation in fair value of
               investments                            $  3,841,931       $  4,173,933
                                                      ============       ============

8.   BENEFIT PAYMENTS

     As of December 31, 2001, there were no benefit claims processed and approved for payment but not yet paid as of that date.

9.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500:

                                                          2001               2000
     Net assets available for benefits per the
       financial statements                           $ 71,824,537       $139,571,234
     Current year-end contributions receivable                   -           (209,362)
                                                      ------------       ------------
            Net assets available for benefits per
              Form 5500                               $ 71,824,537       $139,361,872
                                                      ============       ============

     The following is a reconciliation of the contributions according to the financial statements to the Form 5500:

                                                          2001               2000
     Contributions per the financial statements       $ 15,825,565       $ 16,174,910
     Current year-end contributions receivable                   -           (209,362)
     Prior year-end contributions receivable               209,362                  -
                                                      ------------       ------------
            Contributions per Form 5500               $ 16,034,927       $ 15,965,548
                                                      ============       ============

                             SUPPLEMENTAL SCHEDULES

CORNING CABLE SYSTEMS INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

(a)         (b)                                (c)                                      (d)
     IDENTITY OF ISSUE,           DESCRIPTION OF INVESTMENT INCLUDING                 CURRENT
     BORROWER, LESSOR OR          MATURITY DATE, RATE OF INTEREST,                    VALUE
     SIMILAR PARTY                COLLATERAL, PAR, OR MATURITY VALUE

*    Reliance Trust Company       Corning Stock Fund (cost of asset $56,423,058)    $ 20,733,054
*    Putnam Mutual Funds Corp.    Lord Abbett Developing Growth Fund                   1,291,655
*    Putnam Mutual Funds Corp.    American Century Ultra Fund                          2,546,018
*    Putnam Mutual Funds Corp.    Putnam International Growth Fund                     2,624,449
*    Putnam Mutual Funds Corp.    Putnam Investors Fund                                1,514,460
*    Putnam Mutual Funds Corp.    Putnam S&P 500 Index Fund                           12,967,830
*    Putnam Mutual Funds Corp.    Putnam Fund for Growth and Income                    7,171,349
*    Putnam Mutual Funds Corp.    George Putnam Fund of Boston                         2,891,656
*    Putnam Mutual Funds Corp.    PIM Total Return Fund                                1,383,605
     Participant loans            Bearing interest at 6-10.5% with maturity dates
                                    from 2002 through 2011                             5,316,775
                                                                                    ------------
                                                                                    $ 58,440,851
                                                                                    ============

*    Denotes party-in-interest

            IDENTITY OF PARTY INVOLVED AND                                PURCHASE        SELLING        COST OF     NET GAIN
                DESCRIPTION OF ASSETS                   TRANSACTIONS      PRICE (B)       PRICE (B)       ASSET       (LOSS)
I.      Any single transaction within the Plan
        year in securities involving an amount
        in excess of 5% of the current value of
        Plan assets:                                    None

II.     Any series of transactions with respect to
        any plan asset other than securities in excess
        of 5%                                           None

III. Any series of transactions within the Plan year in securities, of the same issue or by broker, when aggregated, involves an amount in excess of 5% of the current value of Plan assets (A):

        Corning Stock Fund                              598 purchases   $18,358,715                    $18,358,715  $         -
        Corning Stock Fund                              652 sales                       $ 6,720,874     11,975,017   (5,254,134)

IV.     Any transaction with respect to securities
        with a person, if any, prior or subsequent
        transactions with such person exceeded 5%:      None

(A) Purchases and sales transactions made on various occasions during the Plan year are aggregated here. Transactions shown include both participant and non-participant directed transactions.
(B)     Fair value at date of transaction is equal to purchase or sale price.